# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ardmore Shipping Corporation, CIK 0001577437
CUSIP: YO207T100
Title of class of securities: Common Stock par value $0.01 per share
Address of issuer's principal executive offices: Dorchester House, 7 Church Street,, Hamilton, Bermuda (D0), HM11
Date of event which requires filing of this statement: 12/20/2023
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-23-004254
Filed by CIK 0001512327

## Reporting persons
- Scorpio Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,529,897; sole dispositive power 0; shared dispositive power 1,529,897; aggregate amount beneficially owned 1,529,897 (3.7% of the class)
- Annalisa Lolli-Ghetti: type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,529,897; sole dispositive power 0; shared dispositive power 1,529,897; aggregate amount beneficially owned 1,529,897 (3.7% of the class)

## Item 1. Issuer
Name of issuer: Ardmore Shipping Corporation
Address of issuer's principal executive offices: Dorchester House, 7 Church Street, Hamilton, HM11, Bermuda

## Item 2. Person Filing
Name of person filing: The names of the persons filing this report (collectively, the "Reporting Persons") with respect to shares of Common Stock, par value $0.01 per share (the "Common Stock") of Ardmore Shipping Corporation (the "Issuer") are: Scorpio Holdings Limited and Annalisa Lolli-Ghetti. The Reporting Persons are filing this statement jointly, but not as members of a group. Each Reporting Person expressly disclaims membership in a group.
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:
99, Boulevard Exotique, MC 98000, Monaco.
Citizenship:
Scorpio Holdings Limited is a Republic of the Marshall Islands corporation.
Annalisa Lolli-Ghetti is a citizen of Italy.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G. The ownership percentages are based on 41,298,849 outstanding shares of Common Stock as of November 7, 2023, as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the Securities and Exchange Commission on November 7, 2023.

Scorpio Holdings Limited is a corporation formed under the laws of the Republic of the Marshall Islands, and Annalisa Lolli-Ghetti is the majority shareholder of Scorpio Holdings Limited. As of the date of this filing, neither Scorpio Holdings Limited nor Annalisa Lolli-Ghetti hold any shares of Common Stock of the Issuer.
Percent of class: See row 11 of the cover pages.
Sole power to vote or to direct the vote: See row 5 of the cover pages.
Shared power to vote or to direct the vote: See row 6 of the cover pages.
Sole power to dispose or to direct the disposition: See row 7 of the cover pages.
Shared power to dispose or to direct the disposition: See row 8 of the cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Scorpio Holdings Limited: /s/ Filippo Lauro, Filippo Lauro, Director and Vice President (08/07/2026)
- Annalisa Lolli-Ghetti: /s/ Annalisa Lolli-Ghetti, Annalisa Lolli-Ghetti (08/07/2026)